1.1
Itaú Unibanco Holding S.A.

REFERENCE FORM

Base Date 12.31.2009

(in compliance with Attachment 24 of CVM Instruction No. 480 of December 7, 2009, or “CVM Instruction 480”)

Identification

Itaú Unibanco Holding S.A. a corporation enrolled with the Legal Entity Taxpayer’s Registry under CNPJ/MF No. 60.872.504/0001-23, with its incorporation documents duly filed with the Board of Trade of the State of São Paulo under NIRE No.
35.3.0001023-0, registered as a listed company before the Brazilian Securities Commission (“CVM”) under No. 19348 (“Bank” or “Issuer”).

Head office	The Issuer’s head office is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal, in the City of São Paulo, State of São Paulo, CEP 04344-902
Investor Relations Office

The Bank’s Investor Relations area is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Conceição, in the City of São Paulo, State of São Paulo.  The Investor Relations Officer is Mr.  Alfredo Egydio Setubal. The phone number of the Investor Relations Department is (05511) 5019 1549;  fax is (05511) 5019 1133 and the e-mail is investor.relations@itau-unibanco.com.br

Independent Auditors of the Company	PricewaterhouseCoopers Auditores Independentes for the years ended 12/31/2009, 12/31/2008 and 12/31/2007
Underwriter	Itaú Corretora de Valores S.A.
Stockholders Service

The Issuer’s stockholders service is provided at the branches of Itaú Unibanco S.A., which head office is located at  Praça Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal, in the City of São Paulo, State of São Paulo, CEP 04344-902

Newspapers in which the issuer divulges its information	Official Gazette of the State of São Paulo and Valor Econômico
Website	http://www.itau-unibanco.com.br/ri The information included in the Company’s website is not an integral part of this Reference Form
Date of last review of this Reference Form	03/26/2010

1.2

ITEM 10 - COMMENTS OF DIRECTORS

SUMMARY

10.1. Directors should comment on:	4
a) Financial and equity positions in general	4
b) Corporate structure and possibility of redemption of shares or quotas, indicating:	6
I - Cases for redemption	6
II - Formula for the calculation of the redemption value	6
c) Payment capability in relation to the financial commitments assumed;	6
d) Sources of financing used for working capital and investments in noncurrent assets;	6
e) Sources of financing for working capital and investments in noncurrent assets that it intends to use to cover liquidity deficiencies; g) Limits for the use of the financing already contracted.	6
f) Indebtedness ratios and the characteristics of the debts, also describing:	7
I - Relevant loan and financing agreements	7
II - Other long-term relationships with financial institutions	7
III - Level of subordination between debts	7
IV - Any restrictions imposed on the issuer, in particular in relation to limits for indebtedness and contracting new debts, to the distribution of dividends, disposal of assets, issue of new securities and disposal of shareholding control	7
h) Significant changes in each item of the financial statements	9
10.2. – Directors should comment on:	11
a) Results of operations, in particular:	11
I - Description of any important components of revenues	11
II - Factors that materially affected operating income and expenses	11
b) Changes in revenues arising from changes in prices, foreign exchange rates, inflation, changes in volumes and introduction of new products and services	16
c) Impact of inflation, changes in the prices of main inputs and products, foreign exchange rate and interest rates on the operating and financial income and expenses	17
10.3. Directors should comment on the material effects that may have been caused or that are expected to be caused on the issuer’s financial statements and its results:	19
a) Introduction or disposal of operating segment	19
b) Incorporation, acquisition or disposal of ownership interest	19
c) Unusual events or operations	24
10.4. Directors should comment on:	24
a) Significant changes in accounting practices	24
There were no changes in the Company’s accounting practices.	24
b) Significant effects of the changes in accounting practices	25
c) Qualifications and emphases presented in the auditor’s report	25
10.5. Directors officers should indicate and comment on the critical accounting policies adopted by the issuer, in particular, accounting estimates made by management on uncertain and relevant issues for describing the financial position and results of operations that require subjective or complex judgment, such as: provisions, contingencies, revenue recognition, tax credits, long-lived assets, useful life of noncurrent assets, pension plans, foreign currency translation adjustments, environmental recovery costs, criteria for asset and financial instrument impairment tests.	25

1.3

10.6. With respect to the internal controls adopted to ensure the preparation of reliable financial statements, directors should comment on:	27
a) Efficiency level of such controls, indicating any imperfections and measures adopted to correct them	27
b) Deficiencies of and recommendations for the internal controls that are present in the independent auditor’s report	27
10.7. Should the issuer have made a public offering of securities, the directors should comment on:	27
a) How the funds arising from the offering were used	27
b) If there were relevant differences between the effective investment of funds and investment proposals disclosed in the prospectus of said offering	27
c) If there were differences, the reasons for such differences	27
10.8. Directors should describe the relevant items that are non-evidenced in the issuer’s financial statements, describing:	28
a) Assets and liabilities directly or indirectly held by the issuer that are not presented in its balance sheet (off-balance sheet items), such as:	28
I - Operating leases, assets and liabilities	28
II - Written off portfolios of receivables for which the entity has risks and responsibilities, indicating the related liabilities	28
III - Agreements for the future purchase and sale of products or services	28
IV - Agreements for constructions in progress	28
V - Agreements for future receipt of financing	28
b) Other items that are not presented in the financial statements	28
10.9. With respect to each of the items that are not presented in the financial statements indicated in item 10.8, directors should comment on:	28
a) How these items change or may change revenues, expenses, operating income and expenses, financial expenses or other items of the issuer’s financial statements	28
b) Nature and purpose of the operation	28
c) Nature and amount of the liabilities assumed and rights generated in favor of the issuer as a result of the operation	28
10.10. Directors should indicate and comment on the main elements of the issuer’s business plan, describing, in particular, the following topics:	28
a) Investments, including:	28
I - Quantitative and qualitative description of the investments in progress and expected investments	28
II - Sources of investment financing	28
III - Relevant divestitures in progress and expected divestitures	28
b) Provided that it has already been disclosed, indicate the acquisition of plants, equipment, patents or other assets that are expected to have a material impact on the issuer’s production capacity	28
c) New products and services, indicating:	29
I - Description of the research in progress that has already been disclosed	29
II - Total amounts spent by the issuer in research for the development of new products and services	29
III - Projects in progress that have already been disclosed	29
IV - Total amounts spent by the issuer in the development of new products and services	29
10.11. Comment on other factors that have significantly affected operating performance and that were not identified or commented on in the other items of this section	29

1.4

ITEM 10 - COMMENTS OF DIRECTORS

10.1. Directors should comment on:

a) Financial and equity positions in general

2009

The Brazilian economic activity showed a strong recovery, mainly in the industrial segment, from January. Since then, the industrial production grew for ten consecutive months, posting an accumulated increase of 19.1% until November as compared to the month of December 2008. However, despite the sequence of monthly increases, production in industry still accumulated a decrease of 9.3% between January and November 2009, as compared with the same period of 2008.

Strong growth is expected for the Brazilian economy in 2010, consolidating the scenario of recovery already noted in employment and investment data as from the third quarter of 2009.

The quick recovery of the domestic bank credit was essential for such recovery. In December, credit reached 45% of GDP, after a historic series lower than this level.

We report below the highlights of our performance in 2009, and remind that the results for 2009 reflect the consolidation of Unibanco operations throughout the year, whereas in 2008, the consolidation of Unibanco operations only produced effect on results for the fourth quarter of that year.

Consolidated net income reached R$ 10,067 million, with a 21.4% return on average equity. Excluding the non-recurring effects on income for the year, corresponding to an expense of R$ 424 million, the recurring net income amounted to R$ 10,491 million, with a return of 22.3%.

Consolidated stockholders’ equity totaled R$ 50,683 million at December 31, 2009, an increase of 16.1% in relation to the previous year. Therefore, the recurring return on the average equity reached 22.3%.

The total balance of assets amounted to R$ 608,273 million at the end of the year, a drop of 4.5% in relation to the previous year. The recurring return on the average asset stood at 1.7% in 2009. The Basel ratio reached 16.7% at the end of the year.

Free, raised and managed assets increased 5.9% in relation to December 2008, totaling R$ 855,112 million. The growth of 22.7% in savings deposits was noteworthy, reaching R$ 48,221 million at the end of the period. We ended 2009 with a balance of R$ 333,869 million in managed assets.

Despite all challenges faced in 2009, we maintained a high level of financial performance, based mainly on the high level of segmentation and specialization of our operations in the market. The offer of differentiated financial products and services, specifically developed for the many different types of clients and sold in exclusive platforms and channels, is an essential characteristic of our operations.

Our credit portfolio, including endorsements and sureties, totaled R$ 278,382 million, an increase of 2.4% from the previous year. Considering retail loans and financing operations only, we recorded a growth of 14.0% in the portfolio balance, totaling R$ 177,491 million.  On the other hand, we recorded a drop of 13.6% in loan operations carried out with large companies and of 12.6% in the portfolios in Argentina, Chile, Uruguay and Paraguay, a result of the appreciation of the Brazilin real in relation to foreign currencies and the recovery of capital markets, which resumed representing an important source for the investment projects of large conglomerates.

The change of the retail credit portfolio was characterized by the increases of R$ 10,352 million, or 20.4%, in operations of very small, small and middle market companies, R$ 5,458 million, or 23.1% in credit card balance, R$ 4,351, or 9.1%, in vehicle financing operations and R$ 2,266 million, or 36.3%, in real estate loan portfolio. Therefore, despite the reduction in the level of economic activity, we increased our credit granting and maintained our leadership position in many operating segments.

The prices of preferred shares of Itaú Unibanco appreciated 61.5% over 2009. The market value of Itaú Unibanco at Stock Exchanges, calculated taking into consideration the average price of the outstanding preferred shares on the last trading day of the period, totaled R$ 175.1 billion at the end of December. According to Bloomberg, at December 31, 2009 Itaú Unibanco ranked ninth in the world bank rank, based on its market value.

1.5

2008

2008 was marked by the merger of the financial institutions Itaú and Unibanco which, on November 3, 2008, signed an agreement for the merger of their financial operations.  This was the formal beginning of the construction of the largest private financial conglomerate in the Southern Hemisphere, with a market value that placed it among the 20 largest financial institutions in the world.

In 2008, the global financial market went through a unique moment, of significant changes with several impacts on Brazil. The first effects were felt here in August 2008 with the beginning of a strong process of devaluation of the Real in relation to the US dollar and the continuity of the adjustments at the stock exchanges started in the first half. The situation became more serious in September with the retraction of the world’s credit market. The shortage of external credit lines led the Brazilian companies that operate abroad to seek credit in the local market. The credit offer maintained by large Brazilian banks reflected the effects of this new demand, the healthy preservation of liquidity and the expected increase in default rates. The combination of different factors, particularly the external ones, caused a reduction in the level of expansion of the Brazilian economy.

The integration of the operations of Itaú and Unibanco took place in a favorable environment, created by the international crisis itself, which offers opportunities for an Organization that is even stronger and more competitive. The merger is in line with the global consolidation movement of the financial institutions, which reflect the permanent search for more solid operations prepared for competition and more prepared to ensure the offer of credit and the soundness of the very system.

We report below the highlights of our performance in 2008, and remind that the net income for the period had the impact of consolidation of Unibanco results for the fourth quarter of that year, whereas balance sheet accounts were fully consolidated at December 31, 2008.

Consolidated net income for the year totaled R$ 7,803 million, with a return of 23.8% on average equity. Excluding the non-recurring effects on income for the year, corresponding to an expense of R$ 567 million, the recurring net income amounted to R$ 8,371 million, with a return of 25.5%.

Stockholders’ equity reached R$ 43,664 million at the end of 2008, an increase of 50.7% as compared to December 2007.

Consolidated assets of the new bank totaled R$ 637,202 million at December 31, 2008. The Basel ratio stood at 16.1% at the end of December 2008.

Free, raised and managed assets increased 74.3% in relation to December 2007, totaling R$ 807,652 million. The growth of 469.8% in time deposits was noteworthy, reaching R$ 135,901 million at the end of the year. We ended 2008 with a balance of R$ 258,252 million in managed assets.

Our credit portfolio, including endorsements and sureties, totaled R$ 271,983 million at December 31, 2008, representing an increase of 113.1% in relation to December 31, 2007. The merger with Unibanco had an important role in this increase. We particularly mention the credit to companies operations, which grew 166.8% in relation to the prior year. The balance of the large companies segment grew 178.3% whereas that of the very small, small and middle market company segment grew 147.2% in the period. Operations with credit cards grew 116.4% in relation to the prior year. The vehicle portfolio kept a significant rate of growth, of 61.6% in relation to 2007. The real estate loan portfolio added to the rural loan portfolio grew 87.8%, mainly because of the expansion in the former. Loan operations carried out by our foreign branches (Argentina, Chile, Uruguay and Paraguay) increased 43.9%, mainly stimulated by the foreign exchange variation and consolidation of Interbanco operations in Paraguay. If we do not take into consideration the merger with Unibanco, the total balance of our loan and financing portfolio totaled R$ 180,562 million at December 31, 2008, representing an increase of 41.5% in relation to the prior year.

2007

The international financial markets showed strong volatility in the second half of 2007, affecting the economic activity in the United States. This crisis, which arose in the US high risk mortgage market triggered a fall in real estate prices.  As a result, the US economy started to show signs of a slowdown from the last quarter of 2007 (the annual GDP growth went from 4.9% in the third quarter to 0.6% in the fourth quarter). Another indicator of this slowdown was the unemployment rate, which changed from 4.5% in the first half to 5% in December. Because of the losses caused by the real estate market, the US credit market shrunk, which contributed to increase the slowdown of the US economy.

1.6

Despite of the external turbulences in the second half, 2007 was characterized by a great surge in economic activity, which resulted in an increase of 5.3% in the Brazilian GDP. This growth was based on the expansion of investments and increase in domestic consumption, supported by the decrease in interest rate.

The strong internal growth, together with the continuous appreciation of the Real, increased the level of imports. However, the maintenance of commodities prices at a high level and the boost in global trade contributed to increase exports, maintaining a significant balance of trade for the country. The result was also influenced by the substantial inflow of investments. In order to avoid a more rapid appreciation of the currency, BACEN increased its purchase of dollars, achieving a balance of reserves of US$ 180 billion.

We also noted a slow acceleration in inflation, which, however, stood below the midpoint of the target. The main factor responsible for this increase was the international shock to the price of food. Without this component, inflation would be even lower.

The highlights of our performance for 2007 are described below.

Consolidated net income for the year amounted to R$ 8,474 million, a return of 32.1% on average stockholders’ equity. Excluding the non-recurring effects for the year amounting to R$ 1,295 million, recurring net income was R$ 7,179 million, with a return of 27.2%.

Stockholders’ equity reached R$ 28,969 million at the end of 2007, a growth of 22.9% as compared to December 2006. Basel ratio stood at 17.9% at the end of December 2007.

Consolidated assets reached R$ 294,876 million, an increase of 40.6% in relation to December 2006.

Free, raised and managed own assets increased 29.7% in relation to December 2006, totaling R$ 463,331 million. The growth of 22.2% in savings deposits is worth noting, reaching R$ 27,990 million at the end of the year. We ended 2007 with R$ 211,464 million in managed assets.

The loan portfolio, including endorsements and sureties, grew 36.2% in relation to the same period of 2006, reaching R$ 127,589 million. Specific actions of the Bank, particularly in the vehicle segment, in addition to the significant growth in the demand for credit by individuals, caused significant increase in the portfolio over 2007. Our portfolio of non-mandatory loans to individuals grew 34.8% in the year, reaching R$ 54,416 million, and the segment of very small, small and middle market companies grew 34.0% in relation to December 2006, totaling R$ 21,769 million.

b) Corporate structure and possibility of redemption of shares or quotas, indicating:
I - Cases for redemption
II - Formula for the calculation of the redemption value

There is no case for redemption of shares issued by the Company besides those which are legally provided for.

At December 31, 2009, capital stock comprised 4,570,936,219 book-entry shares with no par value, of which 2,289,286,475 were common and 2,281,649,744 were preferred shares without voting rights, but with tag-along rights, in the event of the public offering of shares, at a price equal to 80% of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock totals R$ 45,000,000 (R$ 29,000,000 at 12/31/2008 and R$ 14,254,213 at 12/31/2007) of which R$ 30,883,250 (R$ 24,697,674 at 12/31/2008 and R$ 10,258,220 at 12/31/2007) is held by stockholders domiciled in the country and R$ 14,116,750 (R$ 4,302,326 at 12/31/2008 and R$ 3,995,993 at 12/31/2007) is held by stockholders domiciled abroad.

c) Payment capability in relation to the financial commitments assumed;

d) Sources of financing used for working capital and investments in noncurrent assets;

e) Sources of financing for working capital and investments in noncurrent assets that it intends to use to cover liquidity deficiencies; g) Limits for the use of the financing already contracted.

Our policy on asset and liability management is to maintain a close match of our maturity, interest rate and currency exposures.  In order to establish policies and limits, we take into consideration the exposure limits for each market segment and product, and the volatility and correlation across different markets.

1.7

We have invested in the improvement of risk management of the liquidity inherent in our activities, simultaneously maintaining a portfolio of high liquidity securities (operational reserve), which represents a potential source for additional liquidity.

Liquidity reserves are controlled based on the estimate of funds that will be available for investment by our treasury department.  The technique we employ involves the statistical projection of scenarios for our assets and liabilities, taking into consideration the liquidity profile of our counterparts.

Short-term minimum liquidity limits are defined according to guidelines set by the financial executive committee. These limits aim at ensuring sufficient liquidity, as well as forecasted minimum needs.  We revise these limits periodically, on which we base the projections of cash needs in atypical market situations (i.e., stress scenarios).

Management of liquidity makes it possible for us to simultaneously meet our operating requirements, protect our capital and take advantage of market opportunities. Our strategy is to maintain adequate liquidity to meet our present and future financial obligations and to capitalize on business opportunities as they arise.

Our main source of funds is deposits. Deposits include deposits that do not earn interest in current account, interest-earning deposits in savings, bank deposit certificates sold to clients and interbank deposits of financial institutions. At December 31, 2009, total deposits reached approximately R$ 190,772 million, representing 57.8% of total funds at December 31, 2008. In its turn, in December 2008, total deposits reached approximately R$ 206,189 million, representing 61.1% of total funds, whereas in December 31, 2007,  deposits totaled approximately R$ 81,592 million, representing 50.6% of total funds. Our time deposits represent one of our main sources of financing that accounted for 60.1%, 65.9% and 29.2%, respectively,  of total deposits at December 31, 2009, 2008 and 2007, respectively.

R$ million
	December 31
	2009		2008		2007
	Millions of R$	% of total funds	Millions of R$	% of total funds	Millions of R$	% of total funds
Deposits	190,772	57.8	206,189	61.1	81,592	50.6
Demand deposits + Other deposits	25,834	7.8	28,071	8.3	28,134	17.5
Savings deposits	48,221	14.6	39,296	11.6	27,990	17.4
Time deposits	114,671	34.7	135,901	40.3	23,852	14.8
Interbank deposits	2,046	0.6	2,921	0.9	1,616	1.0
Deposits received under securities repurchase agreements - own issue	65,457	19.8	41,839	12.4	41,140	25.5
Funds from acceptance and issuance of securities	17,320	5.2	19,596	5.8	8,371	5.2
Borrowings and onlending	34,692	10.5	42,636	12.6	16,800	10.4
Securitization of foreign payment orders	-	-	3,829	1.1	1,110	0.7
Subordinated debt	22,038	6.7	23,395	6.9	12,083	7.5
Total funds	330,279	100.0	337,484	100.0	161,096	100.0

f) Indebtedness ratios and the characteristics of the debts, also describing:
I - Relevant loan and financing agreements
II - Other long-term relationships with financial institutions
III - Level of subordination between debts
IV - Any restrictions imposed on the issuer, in particular in relation to limits for indebtedness and contracting new debts, to the distribution of dividends, disposal of assets, issue of new securities and disposal of shareholding control

1.8

The issuer has as its main source of financing the funding, borrowings and onlending. Funding by term and maturity is as follows:

R$ million
	12/31/2009
	0-30 days	31-180 days	181-365 days	Over 365 days	Total	%
Deposits	91,010	16,191	14,738	68,834	190,772	48.0
Deposits received under securities repurchase agreements	64,838	16,128	7,449	43,519	131,935	33.2
Funds from acceptance and issuance of securities	2,303	6,480	1,668	6,868	17,320	4.4
Borrowings and onlending	2,057	6,722	5,699	20,214	34,692	8.7
Subordinated debt (1)	13	26	3	22,684	22,726	5.7
TOTAL	160,222	45,547	29,557	162,119	397,444	100.0
% per maturity term	40.3	11.5	7.4	40.8
TOTAL – 12/31/2008	164,790	51,520	31,129	172,526	419,965
% per maturity term	39.2	12.3	7.4	41.1
TOTAL – 12/31/2007	88,777	23,266	17,248	55,398	184,689
% per maturity term	48.1	12.6	9.3	30.0

(1) Includes R$ 687,711 (R$ 931 million at 12/31/2008 and R$ 708 million at 12/31/2007) of Redeemable Preferred Shares classifies under Minority Interest in the Balance Sheet.

The table below shows funding through issuance of subordinated debt securities, according the conditions set forth in CMN Resolution No. 3,444, of 02/28/2007, and amendments introduced by CMN Resolution No. 3,532, of 08/31/2008:

Description			R$ million
Name of Security	Issue	Maturity	Return p.a.	Principal

Subordinated euronotes	2nd half of 2001	August 2011	10.00%	457
Subordinated euronotes	August 2001	August 2011	4.25%	625
Subordinated CDB	March 2007	April 2012	103.5% of CDI	5,000
Subordinated CDB (1)	May 2007	May 2012	103.9% of CDI	1,406
Subordinated CDB (1)	July 2007	July 2012	CDI + 0.38%	422
Subordinated CDB (1)	August 2007	August 2012	CDI + 0.38%	200
Subordinated CDB (1)	October 2007	October 2012	IGPM + 7.33%	291
Subordinated CDB (1)	October 2007	October 2012	103.8% of CDI	93
Subordinated CDB (1)	October 2007	October 2012	CDI + 0.45%	450
Subordinated CDB	November 2007	November 2012	CDI + 0.35%	300
Subordinated CDB	December 2012	December 2012	102.25% of CDI	220
Subordinated CDB	January 2008	February 2013	CDI + 0.50%	880
Subordinated CDB	February 2008	February 2013	CDI + 0.50%	1,256
Subordinated CDB (1)	1st quarter of 2008	1st quarter of 2013	CDI + 0.60%	817
Subordinated CDB (1)	1st quarter of 2008	2nd quarter of 2013	106.5% of CDI	38
Subordinated CDB (1)	2nd quarter of 2008	2nd quarter of 2013	107% of CDI	10
Subordinated CDB	November 2003	November 2013	102% of CDI	40
Subordinated CDB	May 2007	May 2014	CDI + 0.35%	1,805
Subordinated CDB (1)	August 2007	August 2014	CDI + 0.46%	50
Subordinated CDB	November 2008	October 2014	112% of CDI	1,000
Subordinated CDB (1)	October 2007	October 2014	IGPM + 7.35%	33
Subordinated CDB (1)	December 2007	December 2014	CDI + 0.60%	10
Preferred shares	December 2002	March 2015	3.04%	1,389
Subordinated CDB (1)	3rd quarter of 2008	3rd quarter of 2015	119.8% of CDI	400
Subordinated CDB (2)	December 2006	December 2016	CDI + 0.47%	500
Subordinated bonds	April 2008	April 2033	3.50%	65
Subordinated bonds	October 2008	October 2033	4.50%	45
Eurobonds -Perpetual Non-cumulative Junior Subordinated Securities (3)	July 2005	Not determined	8.70%	1,195

(1)	Subordinated CDBs may not be redeemed in advance;
(2)	Subordinated CDBs may be redeemed from November 2011;
(3)	The debt may be fully redeemed only at the option of the issuer from July 29, 2010 or at each subsequent payment.

1.9

h) Significant changes in each item of the financial statements

					R$ million
Assets	12/31/2009	12/31/2008	12/31/2007	2009 X 2008 (%)	2008 X 2007 (%)
Current assets and long-term receivables	597,978	626,777	288,566	-4.6%	117.2%
Cash and cash equivalents	10,594	15,847	4,288	-33.1%	269.6%
Interbank investments	139,195	124,546	56,785	11.8%	119.3%
Securities and derivative financial instruments	120,189	138,344	61,338	-13.1%	125.5%
Interbank and interbranch accounts	14,570	14,268	17,727	2.1%	-19.5%
Operations with credit granting characteristics and other receivables	245,951	241,043	115,548	2.0%	108.6%
(Allowance for loan losses)	(24,052)	(19,972)	(7,926)	20.4%	152.0%
Other assets	91,530	112,701	40,806	-18.8%	176.2%
Permanent assets	10,295	10,426	6,310	-1.3%	65.2%
Investments	2,187	2,258	1,260	-3.1%	79.2%
Fixed assets and leased fixed assets	4,360	4,035	2,230	8.1%	80.9%
Intangible assets	3,748	4,133	2,820	-9.3%	46.6%
Total assets	608,273	637,202	294,876	-4.5%	116.1%

Liabilities	12/31/2009	12/31/2008	12/31/2007	2009 X 2008 (%)	2008 X 2007 (%)

Current and long-term liabilities	553,856	590,788	263,713	-6.3%	124.0%

Deposits	190,772	206,189	81,592	-7.5%	152.7%
Demand deposits	25,834	28,071	28,134	-8.0%	-0.2%
Savings deposits	48,222	39,296	27,990	22.7%	40.4%
Interbank deposits	2,046	2,921	1,616	-29.9%	80.8%
Time deposits	114,671	135,901	23,852	-15.6%	469.8%

Deposits received under securities repurchase agreements	131,935	124,358	64,733	6.1%	92.1%

Funds from acceptance and issuance of securities	17,320	19,596	8,371	-11.6%	134.1%

Interbank and interbranch accounts	3,077	3,008	1,856	2.3%	62.1%

Borrowings and onlending	34,692	42,636	16,800	-18.6%	153.8%

Derivative financial instruments	5,476	14,807	3,857	-63.0%	283.9%

Technical provisions for insurance, pension plan and capitalization	52,404	43,182	23,832	21.4%	81.2%

Other liabilities	118,180	137,011	62,671	-13.7%	118.6%
Foreign exchange portfolio	27,682	50,761	18,918	-45.5%	168.3%
Subordinated debt	22,038	22,426	11,375	-1.7%	97.1%
Sundry	68,460	63,824	32,378	7.3%	97.1%

Deferred income	194	231	74	-16.2%	214.4%

Minority interest in subsidiaries	3,540	2,519	2,121	40.5%	18.8%
Stockholders’ equity	50,683	43,664	28,969	16.1%	50.7%

Total liabilities	608,273	637,202	294,876	-4.5%	116.1%

1.10

					R$ million
	2009	2008	2007	2009 X 2008 (%)	2008 X 2007 (%)
Income from financial operations before loan losses
	46,147	23,367	20,971	97.5%	11.4%

Result of loan losses	(14,165)	(12,946)	(5,495)	9.4%	135.6%
Expense for allowance for loan losses	(16,399)	(14,280)	(6,563)	14.8%	117.6%
Income from recovery of credits written off as loss	2,234	1,334	1,068	67.4%	24.9%

Gross income from financial operations	31,981	10,422	15,476	206.9%	-32.7%

Other operating income/expenses	(12,365)	(11,123)	(4,431)	11.2%	151.0%
Banking services fees	12,455	8,649	7,775	44.0%	11.2%
Income from bank charges	2,772	2,555	2,399	8.5%	6.5%
Result from insurance, pension plan and capitalization operations	2,432	1,307	1,219	86.0%	7.2%
Personnel expenses	(9,832)	(7,632)	(5,523)	28.8%	38.2%
Other administrative expenses	(11,593)	(7,921)	(6,403)	46.4%	23.7%
Tax expenses	(4,238)	(2,336)	(2,533)	81.4%	-7.8%
Equity in earnings of affiliated/subsidiary companies	178	194	220	-8.0%	-11.9%
Other operating income	941	1,509	521	-37.6%	189.4%
Other operating expenses	(5,480)	(7,448)	(2,107)	-26.4%	253.6%

Operating income	19,617	(701)	11,045	-2896.5%	-106.4%

Non-operating income	430	206	2,873	109.2%	-92.8%

Income (loss) before taxes on income and profit sharing	20,047	(496)	13,919	-4144.3%	-103.6%

Income tax and social contribution	(7,421)	9,420	(4,756)	-178.8%	-298.1%

Profit sharing - statutory	(1,695)	(855)	(744)	98.3%	15.0%
Employees	(1,491)	(748)	(616)	99.4%	21.4%
Officers - statutory	(205)	(107)	(128)	91.0%	-16.1%

Minority interest in subsidiaries	(864)	(266)	55	224.3%	-585.1%

Net income	10,067	7,803	8,474	29.0%	-7.9%

1.11

10.2. – Directors should comment on:

a) Results of operations, in particular:
I - Description of any important components of revenues
II - Factors that materially affected operating income and expenses

2009 X 2008

				R$ million
	2009	2008	Nominal amount	Change %
INCOME FROM FINANCIAL OPERATIONS BEFORE LOAN LOSSES	46,147	23,367	22,779	97.5%

RESULT OF LOAN LOSSES	(14,165)	(12,946)	(1,220)	9.4%
EXPENSE FOR ALLOWANCE FOR LOAN LOSSES	(16,399)	(14,280)	(2,119)	14.8%
INCOME FROM RECOVERY OF CREDITS WRITTEN OFF AS LOSS	2,234	1,334	900	67.4%

GROSS INCOME FROM FINANCIAL OPERATIONS	31,981	10,422	21,560	206.9%

OTHER OPERATING INCOME/EXPENSES	(12,365)	(11,123)	(1,241)	11.2%
BANKING SERVICES FEES	12,455	8,649	3,806	44.0%
INCOME FROM BANK CHARGES	2,772	2,555	217	8.5%
RESULT FROM INSURANCE, PENSION PLAN AND CAPITALIZATION OPERATIONS	2,432	1,307	1,124	86.0%
PERSONNEL EXPENSES	(9,832)	(7,632)	(2,200)	28.8%
OTHER ADMINISTRATIVE EXPENSES	(11,593)	(7,921)	(3,672)	46.4%
TAX EXPENSES	(4,238)	(2,336)	(1,902)	81.4%
EQUITY IN EARNINGS OF AFFILIATED/SUBSIDIARY COMPANIES	178	194	(16)	-8.0%
OTHER OPERATING INCOME	941	1,509	(568)	-37.6%
OTHER OPERATING EXPENSES	(5,480)	(7,448)	1,969	-26.4%

OPERATING INCOME (LOSS)	19,617	(701)	20,318	-2896.5%

NON-OPERATING INCOME	430	206	225	109.2%

INCOME (LOSS) BEFORE TAXES ON INCOME AND PROFIT SHARING	20,047	(496)	20,543	-4144.3%

INCOME TAX AND SOCIAL CONTRIBUTION	(7,421)	9,420	(16,842)	-178.8%

PROFIT SHARING - STATUTORY	(1,695)	(855)	(840)	98.3%
EMPLOYEES	(1,491)	(748)	(743)	99.4%
MANAGEMENT MEMBERS - STATUTORY	(205)	(107)	(98)	91.0%

MINORITY INTEREST IN SUBSIDIARIES	(864)	(266)	(598)	224.3%

NET INCOME	10,067	7,803	2,263	29.0%

Income from financial operations before loan losses

In 2009, the income from financial operations before loan losses reached R$ 46,147 million, which corresponds to an increase of 97.5% in relation to 2008. This change was mainly caused by the following factors: (i) we noted a significant increase in the average balance of loan and financing operations – in part associated with the consolidation of Unibanco operations – together with the change in the mix of clients and products. (ii) We also put in an extremely satisfactory performance of treasury, as a result of the impact of the drop in interest rate and foreign exchange coupon in fixed income and foreign exchange positions in the local market. (iii) Another important factor which contributed to this change was the impact arising from our strategy of foreign exchange risk of the capital invested abroad, which aims at neutralizing the foreign exchange risk, by using derivative financial instruments, also taking into consideration the tax effects. According to the Brazilian tax legislation, the gains and losses on foreign exchange change in investments in subsidiaries abroad are not taxable – in case of gains – and not deductible – in case of losses, being a permanent difference. Meanwhile, gains and losses on financial instruments used for hedging investments abroad are taxable or deductible. Our hedge strategy totally counteracts these effects, since we set up a hedge at a volume higher than the hedged asset, so that the result of the total foreign exchange exposure, net of tax effects, is practically null. Accordingly, in 2009, with the appreciation of Real in relation to other foreign currencies, we verified a gain from financial instruments and, on the other hand, in 2008 we noted a devaluation of Real in relation to foreign currencies, which gave rise to losses on financial instruments.

Expense for allowance for loan losses

Our expenses for allowance for loan losses grew 14.8% in relation to 2008, totaling R$ 16,399 million. Over 2009, we noted the impact of two events that summed up and resulted in the increase in these expenses. First we changed our mix of clients and increased the balance of funds allocated to retail loan and financing operations, which required a higher volume of allowance. Second, the international financial crisis increased the risk of clients and caused the expenses with allowances related to loan granting operations to grow.

1.12

Our default ratio of operations overdue for more than 90 days reached 5.6% in 2009, whereas it stood at 3.9% in 2008. We have particularly noted an increase in default over the first half of 2009, but from that period the default in individual operations became stable at 8.1%, falling to 7.6% in the last quarter of the year. On the other hand, the corporate client operations reached peak default in the third quarter of the year, standing at 4.1% and returning to 4.0% in the fourth quarter of 2009.

The recovery of credits previously written off as losses grew 67.4% as compared to the prior year, as a result of policies on collection adopted, which aim at reintegrating clients that are current and non-current account holders to the universe of credit.

Income from banking service fees and bank charges

In 2009, income from banking service fees reached R$ 12,455 million, which is equivalent to an addition of 44.0% in relation to the prior year. Income from bank charges totaled R$ 2,772 million, which corresponds to an increase of 8.5% as compared to the prior year.

2009 was marked not only by the consequences of the international financial crisis but also by changes in regulatory frameworks, thus affecting our income from banking service fees. This is the case of prohibition from collecting fees for renewing registration, which affected our income from current account services. Despite the recovery of economic activity after the crisis, many companies continued to adopt conservative positions in relation to new investments and funding in the market. Such conservatism caused our income from placement of securities in capital markets and economic and financial advisory to show a reduction, mainly in the first half of 2009. However, in the second half we noted a growing recovery in these activities. In 2009, we also noted an increase in income from credit cards, as compared to 2009 and 2008, as a consequence of the popularization of the use of cards in business transactions and expansion of our card base. We also noted an addition in income from asset management, which contributed with R$ 2,201 million to income from banking service fees, considering that the balance of managed assets posted a growth of 29.3% in relation to 2008, totaling R$ 333,869 million. In relation to income from bank charges, the reduction in income from credit/registration operations because of changes in practices of priority service fees, under the terms of the policy adopted by the Central Bank, was offset against the increase in income from service packages, in view of the increase in the volume of transactions.

Result from insurance, pension plan and capitalization operations

In 2009, the result from insurance, pension plan and capitalization operations totaled R$ 2,432 million, with an increase of 86.0% in relation to 2008. The result from insurance operations totaled R$ 1,451 million in 2009, with an increase of 133.3% in relation to 2008. Basically, this change results from the consolidation of Unibanco operations, and the consequent increase in the volume of transactions. The result from life insurance and pension plan operations reached R$ 469 million in 2009, an increase of 53.8% as compared to 2008, also related to the merger with Unibanco. The result of capitalization operations totaled R$ 512 million in 2009, which is equivalent to a growth of 34.4% in relation to 2008.

Personnel and other administrative expenses

Personnel expenses totaled R$ 9,832 million in 2009, a growth of 28.8% in relation to 2008. This growth was basically a result of the consolidation of Unibanco operations throughout 2009, in view of the consolidation in only one quarter of 2008. In addition, personnel expenses grew because of Collective Bargaining Agreements (CCT) which adjust salaries from September of each year.

Likewise, the other administrative expenses reached R$ 11,593 million, which corresponds to an increase of 46.4% in relation to 2008. In addition to the impact of consolidation over different periods of Unibanco operations, other administrative expenses were affected by the increase in expenses for depreciation of data processing systems, furniture and equipment in general, and increase in expenses for credit card sales in view of the expansion and restructuring of operations.

The total number of collaborators of Itaú Unibanco reached 101,640 people, which represents a reduction of 6.6% in relation to 2008, a result of the streamlining of activities in the integration process of Itaú and Unibanco, and the transfer of employees from Itaú Unibanco to Porto Seguro, related to the process of alliance of these companies.

1.13

Tax expenses

Our tax expenses reached R$ 4,238 million, an increase of 81.4% in relation to 2008. The consolidation of Unibanco operations was the main fact that caused this change. In addition, the rise in taxable income, arising from changes in the mix of loan portfolio and a higher level of operating activity, caused our tax expenses to grow.

Other operating income/expenses

The reduction of 37.6% in other operating income is basically associated with the fact that in 2009 certain events did not repeat, such as the reversal of R$ 720 million in the provision of CPMF on lease operations, the reversal of R$ 127 million of the provision for depreciation exceeding IT equipment and assets, and reversal of R$ 64 million in provision related to the lawsuit referring to the payment of PIS (see the notes to the financial statements for 2008). On the other had, in 2009 we had the impact of the reversal of R$ 292 million, which refers to the program for cash or installment payment of federal taxes – Law No. 11,941/09.

In relation to other operating expenses, we noted a reduction of 26.4% between an expense of R$ 5,480 million in 2009 and an expense of R$ 7,448 million in 2008. In 2009, we did not note any repetition, in the same magnitude, of some events that occurred in 2008, such as (i) the setting up of R$ 1,331 million in provisions for expenses related to the integration of Itau and Unibanco, (ii) the provision of R$ 531 million for health insurance, with the intent of covering possible future deficits, (iii) the amortization of R$ 1,543 million in goodwill on investments, essentially related to the merger of Itaú and Unibanco, and (iv) one higher provision for tax and social security contingencies, as further discussed in the analysis of our results of operations for 2008 in relation to 2007. On the other hand, in 2009, the increase noted in credit card operations contributed to the growth of selling expenses, such as commissions and prizes. We also had an increase in the provision for civil contingencies in the normal course of business.

Income tax and social contribution on net income

Our expense for income tax and social contribution on net income reached R$ 7,421 million in 2009, as compared to a deferred tax asset of R$ 9,420 million in 2008. The main factors that contributed to this change in income tax and social contribution on net income were the following: (i) in 2008, we had exclusions of R$ 6,131 million from our tax basis, arising from the merger between Itaú and Unibanco, which did not repeat in 2009, and (ii) the effect of the foreign exchange change on our investments abroad resulted in a expense of R$ 2,034 million in 2009 in comparison to a tax benefit of R$ 1,281 million in 2008. This change was partially offset by a greater tax benefit arising from the payment of interest on capital, reaching R$ 1,478 million in 2009, with an increase of R$ 778 million in relation to 2008.

The expense for social contribution on net income payable in short term is still without the effect of the rate increase from 9% to 15%, in view of the recognition of a deferred tax assets at an amount sufficient to cancel such effect, taking into consideration that the Management of the bank believes that it will receive a favorable decision in the Unconstitutionality Lawsuit filed by the National Confederation of the Financial System (CONSIF).

1.14

2008 X 2007

				R$ million
	2008	2007	Nominal amount	Change %
INCOME FROM FINANCIAL OPERATIONS BEFORE LOAN LOSSES	23,367	20,971	2,396	11.4%

RESULT OF LOAN LOSSES	(12,946)	(5,495)	(7,451)	135.6%
EXPENSE FOR ALLOWANCE FOR LOAN LOSSES	(14,280)	(6,563)	(7,716)	117.6%
INCOME FROM RECOVERY OF CREDITS WRITTEN OFF AS LOSS	1,334	1,068	266	24.9%

GROSS INCOME FROM FINANCIAL OPERATIONS	10,422	15,476	(5,055)	-32.7%

OTHER OPERATING INCOME/EXPENSES	(11,123)	(4,431)	(6,692)	151.0%
BANKING SERVICES FEES	8,649	7,775	874	11.2%
INCOME FROM BANK CHARGES	2,555	2,399	156	6.5%
RESULT FROM INSURANCE, PENSION PLAN AND CAPITALIZATION OPERATIONS	1,307	1,219	88	7.2%
PERSONNEL EXPENSES	(7,632)	(5,523)	(2,109)	38.2%
OTHER ADMINISTRATIVE EXPENSES	(7,921)	(6,403)	(1,517)	23.7%
TAX EXPENSES	(2,336)	(2,533)	197	-7.8%
EQUITY IN EARNINGS OF AFFILIATED/SUBSIDIARY COMPANIES	194	220	(26)	-11.9%
OTHER OPERATING INCOME	1,509	521	987	189.4%
OTHER OPERATING EXPENSES	(7,448)	(2,107)	(5,342)	253.6%

OPERATING INCOME	(701)	11,045	(11,747)	-106.4%

NON-OPERATING INCOME	206	2,873	(2,668)	-92.8%

INCOME (LOSS) BEFORE TAXES ON INCOME AND PROFIT SHARING	(496)	13,919	(14,414)	-103.6%

INCOME TAX AND SOCIAL CONTRIBUTION	9,420	(4,756)	14,177	-298.1%

PROFIT SHARING - STATUTORY	(855)	(744)	(111)	15.0%
EMPLOYEES	(748)	(616)	(132)	21.4%
MANAGEMENT MEMBERS - STATUTORY	(107)	(128)	21	-16.1%

MINORITY INTEREST IN SUBSIDIARIES	(266)	55	(321)	-585.1%

NET INCOME	7,803	8,474	(670)	-7.9%

Income from financial operations before loan losses

Over 2008, Itaú Unibanco generated an income from financial operations before loan losses of R$ 23,367 million, which corresponds to an increase of 11.4% in relation to the prior year. This increase is mainly resulting from the broadening of the loans and financing portfolio, both for individuals and companies, with simultaneous change in the mix of products and clients, favoring operations that are capable of providing a higher risk-return ratio. In the year we had a fine treasury performance, because we seized market opportunities in an environment of higher volatility. Finally, the consolidation of Unibanco operations in the last quarter of 2008 also contributed to increase the income from financial operations before loan losses.

Expense for allowance for loan losses

The expenses for allowance for loan losses reached R$ 14,280 million in 2008, a growth of 117.6% in relation to the prior year.

In 2008, considering the economic outlook of crisis and its associated uncertainties, the criteria for recognizing an additional allowance for loan operations were reviewed, resulting in the inclusion of a portion related to the risks of a more pessimist outlook for subsequent periods. From this analysis, we increased the total additional allowance, reaching R$ 7,791 million at December 31, 2008, whereas in 2007 this balance totaled R$ 2,150 million.

Besides, the expenses for allowance for loan losses were affected by the consolidation of Unibanco operations in the fourth quarter of 2008, the steady growth in our loan portfolio, and the impact of the international financial crisis on the review of risk rating of large companies, on the risk of very small, small and middle market companies portfolios, and on the individual clients portfolio.

Our default ratio, for transactions overdue over 90 days, stood at 3.9% in December 2008 whereas it stood at 4.2% on the same date of the prior year. Our models of credit risk management are continuously developed, helping us to meet the strategic goals established by the top management. The analysis of the behavior of different client clusters enabled us to develop a more intense relationship with those that have a low risk profile, thus permitting to combine the strong increase in the portfolio volume with the control over default ratios.

1.15

The income from recovery of credits previously written off as loss totaled R$ 1,339 million in 2008, equivalent to an increase of 25.3% in relation to 2007, as a result of the consolidation of Unibanco operations and collection efforts taken over the year.

Income from banking service fees and bank charges

The income from banking service fees reached R$ 8,649 million in 2008, an increase of 11.2% in relation to 2007. The main factors of such increase were: (i) expansion in the credit card basis, and (ii) growth in the client base comprising current account holders. We also point out that the consolidation of the Unibanco operations in the fourth quarter of 2008 contributed to the growth in income noted between the periods. The income from credit card operations posted an increase of 28.5% in relation to 2007, and such increase is a result of the intense focus of Itaú Unibanco on this product, in addition to the increased use of cards as means for paying sales transactions. Meanwhile, the growth in the client base of current account holders raised income from current account services, in view of the use of the maxiconta package and receipt services.

The income from bank charges totaled R$ 2,555 million in 2008, an increase of 6.5% in relation to 2007. This increase was mainly a result of the consolidation of the Unibanco operations. The introduction by the Central Bank of Brazil of changes in the collection of basic service charges, from May 2008, in addition to the adoption of a client loyalty policy in view of a tougher competition, were the main factors that determined the reduction in income from bank charges between 2008 and 2007, when we did not consider the contribution of Unibanco.

Result from insurance, pension plan and capitalization operations

In 2008, the result from pension plan and capitalization operations totaled R$ 1,307 million, an increase of 7.2% as compared to 2007. This increase was basically caused by a higher volume of transactions between periods. The results of the Insurance operations totaled R$ 622 million in 2008, an increase of 12.5% as compared to 2007. The result of the life and pension plan operations reached R$ 305 million in 2008, equivalent to a reduction of 23.0% in relation to 2007, due to adjustments arising from the merger with Unibanco. The result of Capitalization operations totaled R$ 381 million in 2008, an increase of 41.1% as compared to the prior year.

Personnel and other administrative expenses

Personnel expenses totaled R$ 7,632 million in 2008, a growth of 38.2% in relation to the prior year. This change is in part related to the consolidation of Unibanco operations in the fourth quarter of 2008. In addition, personnel expenses grew in view of the maintenance of actions for promoting the organic growth of our operations, of which the widening of the service network stands out. Thus the total bank branches received the addition of 134 sites, not taking into consideration the contribution of Unibanco, which corresponds to an increase of 4.8% in relation to 2007.

Other administrative expenses totaled R$ 7,921 million, which corresponds to an increase of 23.7% in relation to 2007. The consolidation of Unibanco operations in the fourth quarter of 2008 was the main factor that determined this change.

Tax expenses

In 2008, tax expenses reached R$ 2,336 million, a decrease of 7.8% in relation to the prior year. This decrease in tax expenses was mainly caused by the end of the payment of CPMF, which entered into effect on January 1, 2008.

Other operating income/expenses

Other operating income reached R$ 1,509 million in 2008, a growth of 189.4% in relation to 2007. In 2008, we had the reversal of R$ 720 million of provision for CPMF on lease operations. We also suffered the impact of the reversal of R$ 127 million of provision for exceeding depreciation of IT equipment and assets, and R$ 64 million arising from a lawsuit for the restoration of undue payments of PIS Gross Operating Income (ROB) exceeding PIS Repique (PIS calculated on income tax payable), for the periods July 1988 to May 1989. In November 2002, a final and unappealable decision was awarded recognizing the right to credit and in September 2008 the expert computation for settlement of the decision was completed.

Other operating expenses totaled R$ 7,448 million in 2008, which corresponds to an increase of 253.6% in relation to an expense of R$ 2,107 million in 2007. Over 2008, we recognized R$ 1,331 million in provisions for expenses related to the Itau Unibanco integration, the provision of R$ 531 million for health insurance, with the intent of covering possible future deficits, the amortization of R$ 1,543 million of goodwill on investments,

1.16

essentially related to the merger of Itaú with Unibanco, and a higher provision for tax and social security contingencies, of which R$ 290 million of CPMF on transactions carried out with clients, R$ 402 million related to the deductibility of goodwill, R$ 158 million related to CPMF on transfer of securities, R$ 18 million associated with ISS on bank operations, and R$ 199 million payable to Social Security (National Institute of Social Security, the INSS) on profit sharing in excess of collective bargaining agreement.

Income tax and social contribution on net income

In 2008, we recorded a deferred tax asset of R$ 9,420 million as compared to an expense of R$ 4,756 million in 2007. The main factors that contributed to this change in income tax and social contribution on net income were as follows: (i) in 2008, we recorded exclusions from our tax basis of R$ 6,131 million resulting from the merger between Itaú and Unibanco, (ii) the impact of gains and losses on foreign exchange variation, associated with new investments abroad, resulted in a tax benefit that totaled R$ 1,421 million in 2008, a change of R$ 1,961 million as compared to 2007, and (iii) we had a greater tax benefit on payment of interest on capital, totaling R$ 655 million in 2008, a growth of R$ 573 million in relation to 2007.

The expense for social contribution on net income payable in short term does not take into consideration the effect of the rate increase from 9% to 15%, in view of the recognition of a deferred tax assets at an amount sufficient to cancel such effect, taking into consideration that the Management of the bank believes that it will receive a favorable decision in the Unconstitutionality Lawsuit filed by the National Confederation of the Financial System.

b) Changes in revenues arising from changes in prices, foreign exchange rates, inflation, changes in volumes and introduction of new products and services

According to the criteria for classification of transactions set forth in BACEN Resolution No. 3,464/07 and Circular No. 3,354/07, and the New Capital Accord - Basel II, the financial instruments of ITAÚ UNIBANCO HOLDING S.A., including all transactions with derivatives, are separated in Trading and Banking portfolios.

The sensitivity analyses, shown below, do not predict the dynamics of the operation of the risk and treasury areas, because once loss related to positions is found, risk mitigating measures are quickly taken, minimizing the possibility of significant losses. In addition, we point out that the presented results do not necessarily translate into accounting results, because the study's sole purpose is to disclose the exposure to risks and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by the institutions.

The trading portfolio consists of all transactions, including those with derivatives, held with the intention of being traded or to provide hedge to the other financial instruments of this strategy. These are transactions for resale, obtaining benefits from price movements, actual or expected or conduction of arbitrage. This portfolio has strict limits set by the risk areas and is daily controlled.

		12/31/2009 (*)			12/312/2008 (*)
Trading and Banking portfolio	Exposures	Scenarios			Scenarios
Risk factors	Risk of variation in:	I	II	III	I	II	III
Fixed rate	Fixed rate in Reais	(1)	(447)	(877)	(0)	(275)	(528)
Foreign exchange coupons	Rates of foreign exchange coupons	0	(1)	(1)	0	(30)	(59)
Foreign currency	Exchange variation	(1)	(29)	(57)	(2)	(81)	(162)
Price indices	Rates of price indices coupon	(0)	(6)	(11)	(0)	(35)	(62)
Long-term interest rate	Rate of TJLP coupon	0	(0)	(0)	0	(12)	(25)
Reference rate	Rate of TR coupon	2	(73)	(99)	(0)	(11)	(20)
Variable rate	Share price	7	(108)	(217)	(5)	(113)	(225)
	Total without correlation		(663)	(1,262)		(556)	(1,082)
	Total with correlation		(432)	(822)		(370)	(717)
(*) Amounts net of tax effects.

The banking portfolio comprises transactions that do not fit into the trading portfolio concept and are typically banking transactions of the institution’s business lines and their respective hedges, which may or not be carried our with derivative financial instruments. Accordingly, the derivatives of this portfolio are not used for speculation purposes, not generating significant economic risks to the institution.

1.17

The considerable impact on the fixed-income factor is related to the market risks of fixed-rate financing of the banking portfolio, which are not recognized as marked to market and, therefore, are not necessarily fully subject to hedge.

		12/31/2009 (*)			12/31/2008 (*)
Trading and Banking portfolio	Exposures	Scenarios			Scenarios
Risk factors	Risk of variation in:	I	II	III	I	II	III
Fixed rate	Fixed rate in Reais	(4)	(1,620)	(3,112)	(5)	(1,309)	(2,511)
Foreign exchange coupons	Rates of foreign exchange coupons	2	(12)	(47)	0	(38)	(88)
Foreign currency	Exchange variation	(0)	(4)	(8)	(7)	(137)	(273)
Price indices	Rates of price indices coupon	(0)	(2)	(1)	(4)	(327)	(564)
Long-term interest rate	Rate of TJLP coupon	(0)	(28)	(56)	0	(12)	(25)
Reference rate	Rate of TR coupon	4	(107)	(117)	0	(91)	(105)
Variable rate	Share price	15	(222)	(444)	(5)	(113)	(225)
	Total without correlation		(1,995)	(3,786)		(2,026)	(3,791)
	Total with correlation		(1,299)	(2,465)		(1,407)	(2,655)
(*) Amounts net of tax effects.

Scenario I: Addition of 1 base point to the fixed-rate curve, currency coupon, inflation and interest rate indices, and 1 percentage point in currency and share prices, which is based on market information (BM&F BOVESPA, Anbima, etc).

Scenario II: Shocks at approximately 25% in the portfolio at the end of the period, considering the largest resulting losses per risk factor.

Scenario III: Shocks at approximately 50% in the portfolio at the end of the period, considering the largest resulting losses per risk factor.

On December 31, 2009, the result of the sensitivity analysis, with correlation effects between risk factors included in the trading portfolio and net of tax effects shows a sensitivity of marking to market of R$ 432 million and R$ 822 million for scenarios with variations from 25% to 50%, respectively (For December 31, 2008, the sensitivity of marking to market of trading portfolio for Scenario II would be R$ 370 million and R$ 717 million for Scenario III).

In the consolidated portfolio (trading + banking), sensitivity is of R$ 1,299 million and R$ 2,465 million for scenarios with variations from 25% to 50%, respectively (For December 31, 2008, sensitivity of marking to market of the consolidated portfolio (trading + banking) of Scenario II would be R$ 1,407 million and R$ 2,655 million for Scenario III).

c) Impact of inflation, changes in the prices of main inputs and products, foreign exchange rate and interest rates on the operating and financial income and expenses

The balance sheet per currency shows the asset and liability balances indexed to the local currency and those indexed to foreign currencies. At December 31, 2009, the net foreign exchange position, including investments abroad, is a liability totaling US$ 8,041 million. We point out that the policy of gap management that we adopt is carried out taking into consideration the tax effects on this position. As the result from foreign exchange variation in investment abroad is not taxed, we set up a hedge (liability position in foreign exchange derivatives) at a higher volume than the hedged asset, so that the total result from foreign exchange variation, net of tax effects, is practically cancelled and consistent with the strategy of low risk exposure that we adopted.

1.18

					R$ million
	Dec 31,09
Assets	Consolidated Itaú Unibanco	Total	Business in Brazil Itaú Unibanco Local Currency	Foreign Currency	Business Abroad Itaú Unibanco
Cash and Cash Equivalents	10,594	6,177	4,880	1,298	4,885
Short Term Interbank Deposits	139,195	132,631	130,548	2,083	15,156
Securities	120,189	108,174	106,998	1,176	23,348
Loans	245,951	220,992	212,287	8,705	26,207
(Allowance for Loan Losses)	(24,052)	(23,337)	(23,337)	0	(715)
Other Assets	106,101	93,565	82,991	10,574	27,354
Foreign Exchange Portfolio	27,239	17,307	7,140	10,167	24,712
Other	78,861	76,258	75,851	407	2,642
Permanent Assets	10,295	26,599	8,878	17,722	1,417
TOTAL ASSETS	608,273	564,801	523,244	41,557	97,653
Derivatives - Purchased Positions				24,871
Futures				7,646
Options				4,592
Swaps				7,934
Other				4,700
TOTAL ASSETS AFTER ADJUSTMENTS (a)				66,428

	Dec 31,09
Liabilities and Equity	Consolidated Itaú Unibanco	Total	Business in Brazil Itaú Unibanco Local Currency	Foreign Currency	Business Abroad Itaú Unibanco
Deposits	190,772	161,673	161,498	175	31,923
Funds Received under Securities Repurchase Agreements	131,935	130,359	130,359	0	1,576
Funds from Acceptances and Issue of Securities	17,320	22,519	12,467	10,052	5,915
Borrowings and OnLendings	34,692	31,675	22,665	9,010	10,725
Interbank and Interbranch Accounts	3,077	3,017	1,705	1,312	61
Derivative Financial Instruments	5,476	4,374	4,362	12	1,095
Other Liabilities	118,180	105,080	92,398	12,682	28,607
Foreign Exchange Portfolio	27,682	17,761	7,174	10,588	24,700
Other	90,498	87,319	85,224	2,095	3,907
Technical Provisions of Insurance, Pension Plans and Capitalization	52,404	52,398	52,398	0	6
Deferred Income	194	171	171	0	23
Minority Interest in Subsidiaries	3,540	2,852	2,852	0	0
Stockholders' Equity of Parent Company	50,683	50,683	50,683	0	17,722
Capital Stock	40,617	40,617	40,617	0	16,557
Net Income	10,067	10,067	10,067	0	1,165
TOTAL LIABILITIES AND EQUITY	608,273	564,801	531,558	33,243	97,653
Derivatives - Sold Positions				47,187
Futures				27,045
Options				5,788
Swaps				10,918
Other				3,436
TOTAL LIABILITIES AND EQUITY AFTER ADJUSTMENTS (b)				80,430
Foreign Exchange Position Itaú Unibanco (c = a - b)				(14,002)
Foreign Exchange Position Itaú Unibanco (c) in US$				(8,041)

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10.3. Directors should comment on the material effects that may have been caused or that are expected to be caused on the issuer’s financial statements and its results:

a) Introduction or disposal of operating segment

The operating segments of Itaú Unibanco are as follows:

•
Commercial Bank, which income is obtained from the offer of financial products and provision of bank services to the retail client base (individuals and very small companies), high net worth individuals, with significant assets (private bank) as well as to small and middle market companies.

•	Itaú BBA, which is responsible for banking operations with large companies and activities as investment bank.

•	Consumer Credit, which income is from the financial products and services offered to non-current account holder clients.

•
Corporate + Treasury, which income is associated with excess capital and excess of subordinated debt and carry of net balance of deferred tax assets and tax debts added to the income associated with treasury operations.

Itaú Unibanco did not introduce nor dispose any operating segment in 2009, 2008 or 2007.

b) Incorporation, acquisition or disposal of ownership interest

2009

Sale of interest in Allianz Seguros

On December 29, 2009, Itaú Unibanco Holding and Allianz South America Holding B.V. entered into an agreement governing the acquisition by Allianz South America of the 14.025% interest held by Cia. Itaú de Capitalização in the capital of Allianz Seguros S.A. The amount of this transaction was R$ 109 million.

Extension of Agreement with Magazine Luiza

On November 27, Magazine Luiza and Itaú Unibanco completed a negotiation related to the extension of exclusivity period to December 31, 2029. The alliance refers to the distribution of credit products by Luizacred, a financial institution held in equal proportions by Magazine Luiza and Itaú Unibanco, in all physical and virtual stores owned or operated by Magazine Luiza, either directly or indirectly, as well as call centers, internet, mailing or any other points or forms of contact between Magazine Luiza and its customers. This transaction amounted to R$ 250 million.

Acquisition of total shares of Itaú XL Seguros Corporativos S.A.

On November 12, 2009, Itaú Seguros S.A. and XL Swiss Holdings Ltd. A company controlled by XL Capital Ltd., entered into an agreement through which Itaú Seguros S.A. will purchase the total shares issued by Itaú XL Seguros Corporativos S.A. held by SL Swiss Holdings Ltd., becoming the holder of 100% in Itaú XL Seguros Corporativos S.A.. A separate agreement was signed through which Itaú Seguros S.A. shall provide, after the completion of the transaction, insurance coverage to the clients of XL in Brazil and of its Global Programs with operations in Brazil. This process is awaiting approval from the Superintendency of Private Insurance – SUSEP.

Transfer of capital of Unibanco Saúde Seguradora to Tempo Participações

On September 24, 2009, Itaú Unibanco and Tempo Participações signed a Memorandum of Understanding aiming at the transfer of total capital from Unibanco Saúde Seguradora to Tempo. Our intent with this operation was to expand the strategic focus of our insurance activity, concentrating our activities in the segments in which we hold leadership positions. The amount of this transaction was R$ 55 million. The signed memorandum also establishes that, due to the future performance of the operation of Unibanco Seguradora, Itaú Unibanco will be entitled to an additional payment of up to R$ 45 million.

Change in FIC partnership agreement

Companhia Brasileira de Distribuição (CBD) and Itaú Unibanco concluded, on August 28, the negotiation related to the company Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (FIC).  The

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agreement which gave rise to FIC was amended, excluding the exclusivity obligation of Itaú Unibanco. In consideration, Itaú Unibanco paid to Pão de Açúcar Group the amount of 550 million. On the same occasion, the exclusivity for the offer of financial products and services granted by CBD to FIC was extended for an additional period of five years, reason why Itaú Unibanco paid R$ 50 million to the Pão de Açúcar Group.

Alliance with Porto Seguro

On August 23, 2009, Itaú Unibanco and Porto Seguro entered into an alliance aimed at the unification of their residence and vehicle insurance operations. With this operation, millions of clients of Porto Seguro and Itaú Unibanco now count on the most complete insurance services in the Brazilian market, specially an extensive network of Insurance Brokers that may offer a wide range of products and services, by means of several companies that became part of the group, increasing their options.

Due to this alliance, the company will increase its financial soundness and will hold a leadership position in the residence and vehicle insurance lines, with 3.4 million vehicles and 1.2 million properties insured, thus reinforcing our leadership strategy in the majority of markets in which we operate. Additionally, the alliance will enable the achievement of economy of scale and synergy of costs, and will also permit a stronger geographic presence. Therefore, an operating agreement was entered into for the offer and distribution, on an exclusive basis, of vehicle and residence insurance products to the clients of Itaú Unibanco network, in Brazil and Uruguay.

Total assets and liabilities related to the current portfolio of residence and vehicle insurance of Itaú Unibanco were transferred to a new company, Itaú Unibanco Seguros de Automóvel e Residência S.A. This company started being managed by Porto Seguro, and the executives and collaborators of Itaú Unibanco who work in the vehicle and residence insurance segments were allocated to the new company, thus expanding the expertise and quality in the insurance management.  In consideration, Porto Seguro issued shares representing 30% of its new capital, which were delivered to Itaú Unibanco.

Partnership with Vivo S.A.

On March 31, 2009, Banco Itaucard S.A., Vivo S.A. and Telemig Celular S.A., a subsidiary of Vivo S.A. (Vivo S.A. and Telemig Celular S.A., collectively referred to as “Vivo”) leader in the Brazilian market of mobile and telecommunications services, entered into a partnership through which we were granted the right for 10 years to market and sell to Vivo clients in Brazil co-branded credit cards and other financial products and certain related insurance products.

Redecard

On March 30, 2009, Itaú Unibanco purchased 24,082,760 registered common shares of Redecard S.A. for R$ 590 million, giving rise to a goodwill amounting to R$ 557 million, which, net of taxes, totaled R$ 506 million. In view of this transaction, Itaú Unibanco started to have the stockholding control over Redecard S.A., fully consolidated in the Financial Statements of Itaú Unibanco from the first quarter of 2009

2008

Itaú BBA remaining interest

On November 29, 2008, Itaú Unibanco S.A. acquired the remaining 4.25% interest in total shares of Banco Itaú BBA S.A. held by certain executives and employees of Banco Itaú BBA S.A.. At present, Itaú Unibanco Holding holds approximately 100% interest in the capital of Banco Itaú BBA S.A..

Transaction with the American International Group, Inc (AIG)

On November 26, 2008, Unibanco – União de Bancos Brasileiros S.A. entered into an agreement with the American International Group, Inc., or AIG, to revert the exchange of shares that each of the groups held in Brazilian insurance companies, as follows: (i) Unibanco – União de Bancos Brasileiros S.A. acquired for 820 million the shares held by AIG, and (ii) AIG acquired for US$ 15 million the shares held by Unibanco – União de Bancos Brasileiros S.A. in AIG Brasil Companhia de Seguros. With the completion of this transaction, Unibanco – União de Bancos Brasileiros S.A., became the indirect holders of 100% of capital in Unibanco Seguros S.A., Unibanco AIG Vida e Previdência S.A. (currently named “Itaú Vida e Previdência S.A.) and Unibanco AIG Saúde Seguradora S.A. (currently named “Unibanco Saúde Seguradora S.A.”), which were companies controlled by Unibanco Seguros S.A..

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Marisa Partnership

On December 4, Itaú Unibanco entered into an operating agreement with Marisa S.A.  to create a new co-branded credit card for a 10-year period. Marisa is the largest store chain specialized in woman’s fashion in Brazil, with 207 stores in the country and over 8 million private label cards. The investment amount in this partnership is approximately R$ 120 million.

The Creation of Itaú Unibanco

On November 3, 2008, Itaú and Unibanco signed the agreement for the merger of their financial operations, which was approved by the Central Bank of Brazil on February 18, 2009. It was the formal beginning of the building of the largest private financial conglomerate in the Southern Hemisphere, with a market value among the 20 largest financial institutions in the world.

This financial institution will be fully capable of being a player in the new global competitive scenario. The result of this partnership is a bank with Brazilian capital with commitment, strength, vocation and economic capacity to become a vital partner in the development of Brazilian companies in Brazil and abroad. With a strong international presence – it already has commercial bank operations in all Mercosur countries - the institution will have the required agility to increase the presence of Brazil internationally.

Itaú Unibanco consolidates its position in a scenario in which Brazil and its financial system are in privileged conditions, with strong possibilities of improving even more its relative position in the global scenario. In this phase of sustainable growth of the country, movements like this, which strengthen large domestic companies, are growing in importance, such as those which are occurring in other sectors of economy, continuously expanding their competitive capacity.

After over 15 months in gestation through dialogues, Itaú Unibanco was born with a strong identity in values and a converging vision for the future. For this purpose, the controlling stockholders of Itaúsa and Unibanco decided to establish the holding company IUPAR – Itaú Unibanco Participações S.A. with a shared governance model.

The conglomerate resulting from the merger has scale, expertise and a strong capital basis, which enable it to significantly reinforce the credit supply to the market, corresponding to the expectations of a sound and vigorous response to the demands from companies and individuals

Acquisition of interest in Banco Itaú Europa

In November 2008, Itaúsa transferred to Itaú Unibanco the ownership interest it held in Banco Itaú Europa S.A. for approximately R$ 1,137 million, of which R$ 550 million through the issue of common shares of Itaú Unibanco and R$ 587 million in cash.

Acquisition of Capital Union in Uruguay

In April 2008, Itaú Unibanco purchased all shares of Unión Capital AFAP S.A., a company that manages social security funds and that holds 20% of the assets of pension funds in Uruguay.

Partnership with Coelho da Fonseca

In April 2008, Itaú Unibanco Holding and Itaú Unibanco S.A. signed a partnership agreement with Coelho da Fonseca Empreendimentos Ltda., a real estate broker that provides real estate consulting and brokerage services, for the acquisition of the exclusive right to offer, distribute and market real estate financial products and services to the clients of Coelho da Fonseca. According to this partnership, Coelho da Fonseca Empreendimentos Ltda. is entitled to a commission based on the financial products and services that its clients purchase from us.

Partnership with Dafra da Amazônia Indústria e Comércio de Motocicletas Ltda.

In March 2008, Itaú Unibanco S.A. signed a partnership agreement with Dafra da Amazônia Indústria e Comércio de Motocicletas Ltda., a motorcycles assembling company owned by the Itavema Group, for the acquisition of the exclusive right to: (i) offer, distribute and market financial products and services to the clients of Dafra, and (ii) offer working capital loans to the Dafra dealers for the financing of motorcycles purchases, and (iii) be recommended by Dafra to dealers about certain financial, social security and private pension products and services of Itaú Unibanco S.A. The investment of Itaú Unibanco S.A. totaled R$ 20 million and refers to the acquisition of such exclusive right for 10 years, being extendable.

1.22

The amount of R$ 20 million, paid to Dafra, was recorded as intangible asset, which will be amortized over the term of the agreement. We allocated this intangible asset to the banking services segment of Itaú Unibanco S.A. The partnership was structured through a profit sharing agreement, through which Itaú Unibanco S.A. is entitled to 60% and Dafra is entitled to 40% of profit earned in the sale of financial products and services.

2007

Real Estate Loan

On December 28, Itaú Unibanco announced an agreement with LPS Brasil – Consultoria de Imóveis S.A. (Lopes) for the promotion and supply of real estate products.  Its purpose is the development of the used real estate market , including financing of construction materials for remodeling properties.  This association has potential to leverage the sales of real estate and to strengthen the Brazilian real estate loan market. Itaú Unibanco paid R$ 290 million for the agreement, recorded in prepaid expenses, which will be amortized over 20 years.

BM&F

In November, within the Initial Public Offering of Bolsa de Mercadorias e Futuros – BM&F S.A. (Brazilian Mercantile & Futures Exchange - BMF) (after the merger with Bovespa Holdings,. BM&FBOVESPA), Itaubank Distribuidora de Títulos e Valores Mobiliários S.A., Itaú Unibanco S.A., and Banco Itaú BBA S.A., sold 10.4 million shares issued by Bolsa de Mercadorias e Futuros – BM&F S.A. and Unicard Banco Múltiplo S.A. sold 4.5 million shares issued by Bolsa de Mercadorias e Futuros – BM&F S.A.. In addition, before the initial public offering of Bolsa de Mercadorias e Futuros – BM&F S.A. shares, Itaubank Distribuidora de Títulos e Valores Mobiliários S.A., Itaú Corretora de Valores S.A., Itaú Unibanco S.A. and Banco Itaú BBA S.A., sold 3.4 million shares issued by Bolsa de Mercadorias e Futuros – BM&F S.A. to GL Latin América Investments LLC and Unicard Banco Múltiplo S.A. sold 1.5 million shares issued by Bolsa de Mercadorias e Futuros – BM&F S.A. to GL Atlantic Private Equity Group. At that time, these transactions gave rise to a net income of R$ 150 million to Itaú Unibanco Holding and R$ 62 million to Unibanco Holdings S.A.

Bovespa Holding

On October 26, the Initial Public Offering (IPO) of Bovespa Holding S.A. was carried out. With this offer, Itaú Unibanco sold 11.4 million shares it held in the company for R$ 23.00 each. The operation resulted in an impact in results after taxes for 2007 of R$ 164 million. After this operation, Itaú Unibanco became the holder of 4% interest in the company’s capital, corresponding to a market value of R$ 973 million at December 31, 2007.

Kinea Investments

On October 18, Itaú Unibanco announced the organization of Kinea, a company specialized in the management of alternative investments, which operates with hedge funds and real estate equity, and that expanded our range of products offered to high net worth and institutional clients.   Kinea uses the infrastructure, know-how and technology of Itaú Unibanco,  and has independent premises, team and operations.

Redecard

On July 11 and 31, Itaú Unibanco sold 53.8 million common shares (8.73% of total capital) it held at Redecard S.A., the company responsible for capturing and transmitting credit and debit card transactions of Mastercard and Diners in Brazil. Each share was traded at R$ 27.00, generating a positive impact of R$ 1,050 million after tax in the result for 2007. Itaú Unibanco continues taking part in the company's control through a stockholders' agreement and with two members of the Board of Directors, and with a 23.21% interest in the company's capital.

Serasa

On June 28, Itaú Unibanco sold 22.33% of its interest in the capital of Serasa S.A.  (Serasa), represented by 832,176 shares, to Experian Brasil Aquisições Ltda. (Experian), a Brazilian subsidiary company of Experian Solutions, Inc. The result after taxes was R$ 490 million. Itaú Unibanco continues taking part in the management of Serasa, with a 10.29% indirect interest in the company's total capital and the right to appoint one member for the Board of Directors.

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Acquisition of private banking of ABN AMRO in Miami and Montevideo

On June 8, the acquisition of the assets of international private banking of Latin American clients, served by Miami and Montevideo, from ABN Amro Bank N.V. was completed. The acquisition comprised managed assets of approximately US$ 3.0 billion, recorded in the United States, Switzerland and Luxembourg.  From the second quarter of 2007 on, these assets started being accounted for at Banco Itaú Europa. The operation consolidated Itaú Unibanco and Banco Itaú Europa as one of the leaders of private banking in Latin America.

Acquisition of BankBoston International and BankBoston Trust Company Limited

On May 31, Banco Itaú Europa and its subsidiary  Banco Itaú Europa Luxembourg completed the acquisitions of BankBoston International (BBI), with head offices in  Miami, and BankBoston Trust Company Limited (BBT), with head offices in Nassau.  The operation comprised managed financial assets of approximately US$ 3.2 billion and about 5.500 private banking clients in Latin America.  Goodwill on acquisitions totaled R$ 96 million, which were fully amortized in the consolidated financial statements of Itaú Unibanco.

BankBoston Operations

On February 1, BACEN authorized  Itaú Unibanco and Itaúsa – Investimentos Itaú S.A. (Itaúsa) to acquire the operations of BankBoston in Chile and Uruguay from Bank of America Corporation (BAC). With the official launch of Itaú in Chile and Uruguay, on March 5 and 26, respectively, all branches were converted, showing the effective beginning of Itaú Unibanco operations in both countries.

From the first quarter of 2007, the operations of BankBoston in Chile and Uruguay are consolidated in the financial statements of Itaú Unibanco. The operations of BankBoston in Brasil are already incorporated into those of Itaú Unibanco and all branches were integrated into Itaú operating system  in a program completed in June 2007.

Capital Markets – South Korea

Itaú Unibanco formed an association with Daewoo Securities and KDB Asset Management to launch a fund with investments in stocks and fixed-income securities, to provide a selection of portfolios targeted at the Korean investors who want to invest in Brazilian assets.  With this pioneer initiative, Itaú Unibanco became the first Latin American bank to operate as a fund advisor in the capital markets of South Korea.

1.24

c) Unusual events or operations

In 2009, 2008 and 2007 we noted the occurrence of the following nonrecurring events net of tax effects in consolidated net income of Itaú Unibanco:

			R$ million
	ITAÚ UNIBANCO CONSOLIDATED
	01/01 to 12/31/2009	01/01 to 12/31/2008	01/01 to 12/31/2007
Sale of investments	228	233	1,854
Visa Inc. and Visa Net	212	-	-
Allianz	16	-	-
BM&F Bovespa	-	42	314
Visa, Inc.	-	95	-
Mastercard, Inc.	-	55	-
Banco de Fomento de Angola (Investment which was held by BPI)	-	40	-
Serasa S.A.	-	-	491
Redecard S.A.	-	-	1,050
Program for Cash or Installment Payment of Federal Taxes - Law No. 11,941/09	292	-	-
Itaú Unibanco x CBD joint venture	(363)	-	-
Provision for contingencies – economic plans	(191)	(174)	(206)
Sale and adjustments to market value of shares of Banco Comercial Português, S.A. held BPI	-	(29)	-
Income from the sale of the former headquarters of Banco Itaubank S.A.	-	-	75
Escrow accounts and commitments related to purchased investments	-	-	(82)
Amortization of goodwill (*)	(390)	(223)	(83)
Effects of adoption of Law No. 11,638	-	(136)	-
Stock-based compensation	-	(102)	-
Lease	-	(34)	-
Effect arising from merger - ITAÚ UNIBANCO	-	5,183	-
Non-operating equity in earnings	-	18,031	-
Amortization of goodwill	-	(12,848)	-
Provision for integration expenditures - ITAÚ UNIBANCO	-	(888)	-
Equalization of criteria ITAÚ UNIBANCO	-	(1,414)	-
Non-technical provision for health insurance	-	(350)	-
Technical provisions for insurance and pension plan	-	(193)	-
Allowance for loan losses – adjustment to the minimum required by Resolution No. 2,682	-	(216)	-
Provisions for contingent liabilities and legal liabilities	-	(262)	-
Other	-	(393)	-
Additional allowance for loan losses	-	(3,089)	(264)
Other nonrecurring events	-	(30)	1
Total	(424)	(567)	1,295
(*) Basically refers to the REDECARD operation.

10.4. Directors should comment on:

a) Significant changes in accounting practices

2009

There were no changes in the Company’s accounting practices.

2008

On December 28, 2007, Law No. 11,638 was enacted in order to amend and revoke the provisions of Laws No. 6,404, of December 15, 1976 and No. 7,385 of December 7, 1976 on accounting practices, preparation and disclosure of financial statements.

The main changes in accounting practices were as follows:

•
Fixed Assets started to include assets arising from operations that transfer to the company any benefits, risks and control over these assets and Deferred Charges started to include the preoperating expenses and restructuring expenses.  Accordingly, leasehold improvements and software purchase were reclassified from Deferred Charges to Fixed Assets and Intangible Assets, respectively, including for comparison purposes.

•
Periodic analysis on recovery, measurement and disclosure of losses in relation to the recoverable value of assets, as regulated by CMN Resolution No. 3,566, of May 29, 2008. No losses were found by the assessment carried out by Management at the end of each year.

1.25

•
Creation of the subgroup “Intangible assets” in Permanent Assets, in order to classify any rights whose subjects are intangible assets intended for maintenance of the company or which are exercised for such purpose, including acquired goodwill. Accordingly, rights for acquisition of payroll and acquisition of customer portfolio and software were reclassified from Prepaid Expenses and Deferred Charges, respectively, including for comparability purposes.

2007

There were no changes in the Company’s accounting practices.

b) Significant effects of the changes in accounting practices

The main changes in accounting practices were as follows:

•
Disclosure of the Statement of Cash Flows in lieu of the Statement of Changes in Financial Position and Statement of Added Value as integral parts of the financial statements required by the Brazilian accounting practices. ITAU UNIBANCO already voluntarily disclosed these financial statements.

•
Lease Operations: Unibanco is a lessee in lease operations. According to CVM Resolution No. 554, of November 12, 2008, it was recorded in assets and the corresponding financial liability was recognized.  Any adjustments to operation were recorded in Retained Earnings and in the Results for 2008, net of any deferred taxes.

•
Share-based payments: In compliance with CVM Resolution No. 562, of December 17, 2008, the fair value of options granted to management members started being recognized proportionally to the vesting period, as Personnel expenses, having as contra-entry the Capital Reserves account. The effects related to prior years arising from the application of the aforementioned procedure were recorded in Revenue Reserves.

c) Qualifications and emphases presented in the auditor’s report

There were no qualifications and emphases presented by the auditor for 2009, 2008 and 2007 ..

10.5. Directors should indicate and comment on the critical accounting policies adopted by the issuer, in particular, accounting estimates made by management on uncertain and relevant issues for describing the financial position and results of operations that require subjective or complex judgment, such as:  provisions, contingencies, revenue recognition, tax credits, long-lived assets, useful life of noncurrent assets, pension plans, foreign currency translation adjustments, environmental recovery costs, criteria for asset and financial instrument impairment tests.

General

Our main accounting practices are described in Note 4 to our financial statements at December 31, 2009, December 31, 2008 and December 31, 2007.  The preparation of financial statements involves certain estimates and assumptions arising from experience in our history and several other factors that we consider to be reasonable and relevant. Although we continuously review these estimates and assumptions in the ordinary course of our business, the presentation of our financial position and results of operations often require that we make judgments on issues that are inherently uncertain. The topics below describe the areas that require most of our judgment or that involve a high level of complexity in the application of accounting polices that currently affect our financial position and results of our operations.

Use of Estimates and Assumptions

The preparation of the financial statements require that we make estimates and use assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and  liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. Estimates and assumptions are used, for example, to calculate  the allowance for loan losses, to determine the useful lives of certain assets, to determine that a certain asset or a group of assets posts loss in its recoverable value, to determine the expectation of realization of deferred tax assets, to determine the market value of certain financial instruments, to classify and calculate contingent liabilities and to determine the amount of technical provision for insurance, pension plan and capitalization. The accounting estimates made in these contexts require our preparation of estimates for issues that are highly uncertain. In each case, if we had

1.26

processed other estimates or if changes in such estimates occur from one period to the other, there may be a material impact on our financial position and results of our operations. Accordingly, actual results may differ from our estimates.

Provision for allowance for loan losses

The allowance for loan losses represents our estimate for probable losses in our portfolio of loan and lease operations at the end of each reporting period. The allowance is calculated considering the rating of loan losses in nine different risk levels (from AA to H). The rating in each risk level is a judgment that considers the economic and political conditions, trends in credit quality, past experience, specific risks of the portfolio and certain global risks, as well as CMN and BACEN regulations. CMN regulations establish that minimum allowance levels for loan operations and other loan extensions, in each risk rating, which range from 0% (for loan operations which are not overdue) to 100% (for loan operations which are over 180 days overdue). Should our estimates differ from the amounts effectively received, additional provisions may be required.

Market Value of Financial Instruments

We record some of our financial instruments at their market value.  The financial instruments recorded at market value in our balance sheet are basically composed of securities classified as trading securities, available-for-sale securities and other trading instruments, including derivative financial instruments.  Held-to-maturity securities are recorded at the acquisition cost amortized in our balance sheet and their corresponding market value is disclosed in the accompanying note.

Market value is defined as the amount in which a position can be sold or settled in an arm's length transaction. We estimate these amounts using market quotations, when available. If these are not available, we use a variety of sources as quotations from brokers, pricing models, quoted prices of similar financial instruments or discounted cash flows. Determining the market value when a market quotation is not available involves judgment. Likewise, judgment should be used to estimate prices when there is no external parameter. Other factors that may affect our estimates are the use of inaccurate estimates in our models and unexpected correlations. Although we believe that our pricing methods are adequate and consistent with the other market players, the use of different methodologies and estimates to determine the market value of certain instruments may result in different market values at the closing date, which may affect the reported revenue or loss for a certain asset or liability financial instrument.

Judgment is also required to determine if the reduction in market value below the amortized cost of available-for-sale securities or held-to-maturity securities is permanent, which would require the recognition of a provision with its effects recognized in results for the period. We use certain factors to determine if a loss is permanent, such as the observed period of loss, the loss amount and the expected potential realization of the financial instrument.

Contingent Liabilities

We are party in a series of civil, labor, tax and social security lawsuits, inherent in the normal course of our operations.  We record provisions for these contingencies based mainly on the following parameters: a) for lawsuits examined individually, the opinion of our internal and external legal advisors and on the probability that financial resources will be required to settle these obligations, when the settlement amounts can be estimated with sufficient certainty, and b) for lawsuits examined collectively, according to the statistical references per group of lawsuits, type of legal body (Small Claims Court or Regular Court) and claimant.

We classify the risks that such contingencies arising from the lawsuits may become effective losses for us as probable, possible or remote. We recognize provisions for these contingencies when we classify the losses related to these liabilities as probable. Although we do not recognize provisions for contingencies which risk we consider as possible or remote, we disclose the amounts of contingencies which risk is considered possible.

We measure our contingency amounts using models and criteria we believe can accurately estimate these amounts, despite the high level of uncertainty in the nature of terms and amounts of these contingencies.

Although we believe that contingencies are adequately reflected in our financial statements, their outcome may result in payment obligations in amounts higher than the total provisioned  for all contingencies, considering the inherent difficulties to estimate the exact amounts for these lawsuits.

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10.6. With respect to the internal controls adopted to ensure the preparation of reliable financial statements, directors should comment on:

a) Efficiency level of such controls, indicating any imperfections and measures adopted to correct them

The Management of Itaú Unibanco Holding S.A. is responsible for establishing and maintaining Internal Controls related to the company’s Consolidated Financial Statements.

The internal control related to the financial statements is a process developed to provide reasonable assurance regarding the reliability of accounting information and preparation of the financial statements disclosed in accordance with the generally accepted accounting principles. The internal controls related to the financial statements include the policies and procedures that: (i) are related to the maintenance of records that, in reasonable detail, reflect accurately and properly the transactions and write-offs of the company's assets; (ii) provide reasonable assurance that the transactions are recorded as necessary to enable the preparation of the financial statements in accordance with the generally accepted accounting principles in Brazil, and that the company's receipts and payments are only being made in accordance with the authorizations of the company's management and directors; and (iii) provide reasonable assurance regarding the timely prevention or detection of unauthorized acquisition, use or allocation of the company’s assets which could have a significant effect on our financial statements.

Due to their inherent limits, the internal controls related to the financial statements may not avoid or detect errors. Therefore, even the systems determined to be effective may only provide reasonable assurance regarding the preparation and presentation of the financial statements. Likewise, projections of any evaluation on their effectiveness for future periods may be subject to the risk that the controls may become inadequate due to changes in conditions, or deterioration may occur in the level of conformity with practices or procedures.

The Management evaluated the effectiveness of the Internal Controls related to the company’s Consolidated Financial Statements at December 31, 2009 in accordance with the criteria defined by COSO – Committee of Sponsoring Organization of the Treadway Commission in Internal Control – Integrated Framework.  The Management’s evaluation includes documentation, assessment and test of design and effectiveness of the internal controls related to the financial statements. Based on this assessment, Management concluded that the Internal Controls related to the Consolidated Financial Statements are effective at December 31, 2009.

b) Deficiencies of and recommendations for the internal controls that are present in the independent auditor’s report

In the independent auditor’s report, we did not note deficiencies or recommendations on internal controls that pose risk of failure or material effect on the financial statements. However, we shall report how Itaú Unibanco performs the monitoring of its notes and action plans.

However, it is important to emphasize the way Itaú Unibanco performs the monitoring of the notes and action plans. The deficiencies and recommendations of  (internal and external) audits are monitored on a monthly basis by the Executive Areas, through multidisciplinary committees with the attendance of Internal Audit and Operational Risks representatives.

Additionally, all this monitoring is periodically reported to the Executive Committee and the Audit Committee of the Institution.

10.7. Should the issuer have made a public offering of securities, the directors should comment on:

a) How the funds arising from the offering were used

Not applicable.

b) If there were relevant differences between the effective investment of funds and investment proposals disclosed in the prospectus of said offering

Not applicable.

c) If there were differences, the reasons for such differences

Not applicable.

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10.8. Directors should describe the relevant items that are non-evidenced in the issuer’s financial statements, describing:

a) Assets and liabilities directly or indirectly held by the issuer that are not presented in its balance sheet (off-balance sheet items), such as:

I - Operating leases, assets and liabilities

Not applicable.

II - Written off portfolios of receivables for which the entity has risks and responsibilities, indicating the related liabilities

There are no written off portfolios of receivables for which the entity has risks and responsibilities.

III - Agreements for the future purchase and sale of products or services

Not applicable.

IV - Agreements for constructions in progress

Not applicable.

V - Agreements for future receipt of financing

Not applicable.

b) Other items that are not presented in the financial statements

Not applicable.

10.9. With respect to each of the items that are not presented in the financial statements indicated in item 10.8, directors should comment on:

a) How these items change or may change revenues, expenses, operating income and expenses, financial expenses or other items of the issuer’s financial statements

Not applicable.

b) Nature and purpose of the operation

Not applicable.

c) Nature and amount of the liabilities assumed and rights generated in favor of the issuer as a result of the operation

Not applicable.

10.10. Directors should indicate and comment on the main elements of the issuer’s business plan, describing, in particular, the following topics:

a) Investments, including:
I - Quantitative and qualitative description of the investments in progress and expected investments
II - Sources of investment financing
III - Relevant divestitures in progress and expected divestitures

In 2010, Itaú Unibanco expects to open over 150 branches concurrently with the opening of new platforms of small companies and expansion in the partnerships with Lojas Americanas and Ponto Frio.

b) Provided that it has already been disclosed, indicate the acquisition of plants, equipment, patents or other assets that are expected to have a material impact on the issuer’s production capacity

Not applicable.

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We are always considering options to expand our operations in the financial market. Should new opportunities arise, even at attractive prices, they will be carefully analyzed considering the risks involved, especially in view of the deterioration of financial markets and perspectives of the involved country.

c) New products and services, indicating:
I - Description of the research in progress that has already been disclosed
II - Total amounts spent by the issuer in research for the development of new products and services
III - Projects in progress that have already been disclosed
IV - Total amounts spent by the issuer in the development of new products and services

Not applicable.

10.11. Comment on other factors that have significantly affected operating performance and that were not identified or commented on in the other items of this section

All the factors that have significantly affected operating performance were commented on in the other items of this section.